Exhibit 99.30

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR

NEW YORK STOCK
EXCHANGE CODE: VLRS
	AT JUNE 30, 2015 AND DECEMBER 31, 2014		CONSOLIDATED

(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Account / Subaccount	Amount	Amount
10000000	Total assets	12,746,136	9,905,040
11000000	Total current assets	5,479,346	3,688,669
11010000	Cash and cash equivalents	4,027,725	2,264,857
11020000	Short-term investments	0	0
11020010	Available-for-sale investments	0	0
11020020	Trading investments	0	0
11020030	Held-to-maturity investments	0	0
11030000	Accounts receivables, net	186,005	176,907
11030010	Accounts receivables	220,289	204,693
11030020	Provisions for doubtful accounts	-34,284	-27,786
11040000	Other receivables, net	100,707	271,653
11040010	Other receivables	100,823	271,653
11040020	Provisions for doubtful accounts	-116	0
11050000	Inventories	158,339	139,673
11051000	Biological current assets	0	0
11060000	Other current assets	1,006,570	835,579
11060010	Prepaid expenses	323,515	227,708
11060020	Financial instruments	148,163	62,679
11060030	Assets available for sale	0	0
11060050	Rights and licenses	0	0
11060060	Other	534,892	545,192
12000000	Total non-current assets	7,266,790	6,216,371
12010000	Accounts receivable, net	0	0
12020000	Investments	0	0
12020010	Investments in associates and joint ventures	0	0
12020020	Held-to-maturity investments	0	0
12020030	Available-for-sale investments	0	0
12020040	Other investments	0	0
12030000	Property, plant and equipment, net	2,410,780	2,223,312
12030010	Land and buildings	0	0
12030020	Machinery and industrial equipment	0	0
12030030	Other equipment	1,835,285	1,630,356
12030040	Accumulated depreciation and amortization	-1,099,149	-887,293
12030050	Construction in process	1,674,644	1,480,249
12040000	Investment property	0	0
12050000	Biological non- current assets	0	0
12060000	Intangible assets,net	67,785	72,566
12060010	Goodwill	0	0
12060020	Trademarks	0	0
12060030	Rights and licenses	87	2,070
12060031	Concessions	0	0
12060040	Other intangible assets	67,698	70,496
12070000	Deferred tax assets	627,304	327,785
12080000	Other non-current assets	4,160,921	3,592,708
12080001	Prepaid expenses	0	0
12080010	Financial instruments	109,999	5,454
12080020	Employee benefits	0	0
12080021	Available for sale assets	0	0
12080040	Deferred charges	0	0
12080050	Other	4,050,922	3,587,254
20000000	Total liabilities	7,531,895	5,435,260
21000000	Total short-term liabilities	7,092,066	4,768,367
21010000	Financial Debt	1,275,009	818,393
21020000	Stock market loans	0	0
21030000	Other liabilities with cost	0	0
21040000	Suppliers	523,992	505,604
21050000	Taxes payable	1,594,166	677,094
21050010	Income tax payable	595,223	47,746
21050020	Other taxes payable	998,943	629,348
21060000	Other current liabilities	3,698,899	2,767,276

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR	STATEMENT OF FINANCIAL POSITION

NEW YORK STOCK
EXCHANGE CODE: VLRS
	AT JUNE 30, 2015 AND DECEMBER 31, 2014		CONSOLIDATED

(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Account / Subaccount	Amount	Amount
21060010	Interest payable	8,780	4,678
21060020	Financial instruments	46,706	210,650
21060030	Deferred revenue	2,342,972	1,420,935
21060050	Employee benefits	0	0
21060060	Provisions	4,706	8,905
21060061	Current liabilities related to available for sale assets	0	0
21060080	Other	1,295,735	1,122,108
22000000	Total long-term liabilities	439,829	666,893
22010000	Financial debt	174,363	424,799
22020000	Stock market loans	0	0
22030000	Other liabilities with cost	0	0
22040000	Deferred tax liabilities	75,387	26,842
22050000	Other non-current liabilities	190,079	215,252
22050010	Financial instruments	29,108	42,468
22050020	Deferred revenue	0	0
22050040	Employee benefits	8,980	7,737
22050050	Provisions	25,311	20,986
22050051	Long-term liabilities related to available for sale assets	0	0
22050070	Other	126,680	144,061
30000000	Total equity	5,214,241	4,469,780
30010000	Equity attributable to equity holders of parent	5,214,241	4,469,780
30030000	Capital stock	2,973,559	2,973,559
30040000	Shares repurchased	0	0
30050000	Premium on issuance of shares	1,789,110	1,786,790
30060000	Contributions for future capital increases	1	1
30070000	Other contributed capital	-114,789	-114,789
30080000	Retained earnings (accumulated losses)	640,338	-17,533
30080010	Legal reserve	38,250	38,250
30080020	Other reserves	0	0
30080030	Accumulate losses	-55,783	-660,967
30080040	Net income for the period	657,871	605,184
30080050	Others	0	0
30090000	Accumulated other comprehensive income (net of tax)	-73,978	-158,248
30090010	Gain on revaluation of properties	0	0
30090020	Actuarial gains (losses) from labor obligations	-1,482	-1,482
30090030	Foreing currency translation	0	0
30090040	Changes in the valuation of financial assets available for sale	0	0
30090050	Changes in the valuation of derivative financial instruments	-72,496	-156,766
30090060	Changes in fair value of other assets	0	0
30090070	Share of other comprehensive income of associates and joint ventures	0	0
30090080	Other comprehensive income	0	0
30020000	Non-controlling interest	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR
STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

NEW YORK STOCK
EXCHANGE CODE: VLRS
	AT JUNE 30, 2015 AND DECEMBER 31, 2014		CONSOLIDATED

(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Concepts	Amount	Amount
91000010	Short-term foreign currency liabilities	1,805,878	1,477,902
91000020	Long term foreign currency liabilities	203,471	467,267
91000030	Capital stock	2,973,559	2,973,559
91000040	Restatement of capital stock	0	0
91000050	Plan assets for pensions and seniority premiums	0	0
91000060	Number of executives (*)	0	0
91000070	Number of employees (*)	2,920	2,805
91000080	Number of workers (*)	0	0
91000090	Outstanding shares (*)	1,011,876,677	1,011,876,677
91000100	Repurchased shares (*)	0	0
91000110	Restricted cash (1)	0	0
91000120	Guaranteed debt of associated companies	0	0

(1) This concept must be filled when there are guarantees or restrictions that afecct cash and cash equivalents
(*) Data in units

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR
STATEMENTS OF OPERATIONS

NEW YORK STOCK EXCHANGE CODE: VLRS
	FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2015 AND 2014		CONSOLIDATED
(Thousands of Mexican Pesos)

		Current Year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
40010000	Revenues	7,867,497	4,099,267	6,083,752	3,308,394
40010010	Services	7,867,497	4,099,267	6,083,752	3,308,394
40010020	Sale of goods	0	0	0	0
40010030	Interests	0	0	0	0
40010040	Royalties	0	0	0	0
40010050	Dividends	0	0	0	0
40010060	Leases	0	0	0	0
40010061	Constructions	0	0	0	0
40010070	Other revenue	0	0	0	0
40020000	Cost of sales	0	0	0	0
40021000	Gross profit	7,867,497	4,099,267	6,083,752	3,308,394
40030000	General expenses	7,222,842	3,784,503	6,664,721	3,400,191
40040000	Income (loss), before other income (expenses), net	644,655	314,764	-580,969	-91,797
40050000	Other income (loss), net	50,406	34,193	-2,113	-3,227
40060000	Operating income (loss)	695,061	348,957	-583,082	-95,024
40070000	Finance income	254,306	158,782	10,309	5,412
40070010	Interest income	21,642	12,455	10,293	5,404
40070020	Gain on foreign exchange, net	232,660	146,327	0	0
40070030	Gain on derivatives, net	0	0	0	0
40070040	Gain on change in fair value of financial instruments	0	0	0	0
40070050	Other finance income	4	0	16	8
40080000	Finance costs	9,900	5,611	17,493	23,412
40080010	Interest expense	0	0	0	0
40080020	Loss on foreign exchange, net	0	0	3,576	14,876
40080030	Loss on derivatives, net	0	0	0	0
40080050	Loss on change in fair value of financial instruments	0	0	0	0
40080060	Other finance costs	9,900	5,611	13,917	8,536
40090000	Finance income (loss), net	244,406	153,171	-7,184	-18,000
40100000	Share of income (loss) of associates and joint ventures	0	0	0	0
40110000	Income (loss) before income tax	939,467	502,128	-590,266	-113,024
40120000	Income tax expense (benefit)	281,596	150,641	-145,306	-38,196
40120010	Current tax	570,483	238,179	2,260	0
40120020	Deferred tax	-288,887	-87,538	-147,566	-38,196
40130000	Income (loss) from continuing operations	657,871	351,487	-444,960	-74,828
40140000	(Loss) income from discontinued operations	0	0	0	0
40150000	Net income (loss)	657,871	351,487	-444,960	-74,828
40160000	Loss attributable to non-controlling interests	0	0	0	0
40170000	Income (loss)attributable to owners of parent	657,871	351,487	-444,960	-74,828

40180000	Earnings income (loss) per share basic	0.65	0.35	-0.44	-0.07
40190000	Earnings income (loss) per share diluted	0.65	0.35	-0.44	-0.07

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02	YEAR: 2015

NEW YORK STOCK	STATEMENTS OF COMPREHENSIVE INCOME
EXCHANGE CODE: VLRS	OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)		CONSOLIDATED
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2015 AND 2014
(Thousands of Mexican Pesos)

		Current Year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
40200000	Net income (loss)	657,871	351,487	-444,960	-74,828
	Disclosures not be reclassified on income
40210000	Property revaluation gains	0	0	0	0
40220000	Actuarial earnings (loss) from labor obligations	0	0	0	0
40220100	Share of income on revaluation on properties of associates and joint ventures	0	0	0	0
	Disclosures may be reclassified subsequently to income
40230000	Foreign currency translation	0	0	0	0
40240000	Changes in the valuation of financial assets held-for-sale	0	0	0	0
40250000	Changes in the valuation of derivative financial instruments	84,270	55,826	8,370	7,524
40260000	Changes in fair value of other assets	0	0	0	0
40270000	Share of other comprehensive income of associates and joint ventures	0	0	0	0
40280000	Other comprehensive income	0	0	0	0
40290000	Total other comprehensive income	84,270	55,826	8,370	7,524

40320000	Comprehensive income (loss), attributable to non-controlling interests	0	0	0	0
40310000	Comprehensive income (loss), attributable to equity holders of parent	742,141	407,313	-436,590	-67,304

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
QUARTER: 02 YEAR: 2015
MEXICAN STOCK EXCHANGE CODE: VOLAR	STATEMENTS OF COMPREHENSIVE INCOME
INFORMATION DATA
NEW YORK STOCK
EXCHANGE CODE: VLRS
	FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2015 AND 2014	CONSOLIDATED
(Thousands of Mexican Pesos)

		Current Year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
92000010	Operating depreciation and amortization	228,053	124,884	118,333	60,648

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2015

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

NEW YORK STOCK		CONSOLIDATED
EXCHANGE CODE: VLRS
FOR THE TWELVE MONTHS ENDED JUNE 30, 2015 AND 2014
(Thousands of Mexican Pesos)

		Year
Ref	Account / Subaccount	Current	Previous
92000030	Revenues net (**)	15,820,487	12,989,172
92000040	Operating income (loss) (**)	1,482,246	-406,057
92000060	Net income (loss) (**)	1,708,015	-288,491
92000050	Income (loss), attributable to equity holders of parent(**)	1,708,015	-288,491
92000070	Operating depreciation and amortization (**)	452,235	284,513

(**) Information last 12 months

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR	STATEMENT OF CHANGES IN EQUITY

NEW YORK EXCHANGE
EXCHANGE CODE: VLRS	(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Concepts						Retained earnings (accumulated losses)
Increases	Capital stock	Shares repurchased	Additional paid-in capital	Contributions for future capital	Other capital contributed	Reserves	Unappropriated earnings (Accumulated Losses)	Accumulated other comprehensive income (loss)	Equity attributable to holders of parent	Non-controlling interests	Total equity
Balance as of January 1, 2014	2,973,559	0	1,785,744	1	-107,730	38,250	-660,967	-66,487	3,962,370	0	3,962,370
Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0
Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0
Reserves	0	0	0	0	0	0	0	0	0	0	0
Dividends	0	0	0	0	0	0	0	0	0	0	0
Capital increase (decrease)	0	0	0	0	0	0	0	0	0	0	0
Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in Additional paid-in capital	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in non-controlling interests	0	0	0	0	0	0	0	0	0	0	0
Other changes	0	0	164	0	0	0	0	0	164	0	164
Comprehensive income	0	0	0	0	0	0	-444,960	8,370	-436,590	0	-436,590
Balance as of June 30, 2014	2,973,559	0	1,785,908	1	-107,730	38,250	-1,105,927	-58,117	3,525,944	0	3,525,944
Balance as of January 1, 2015	2,973,559	0	1,786,790	1	-114,789	38,250	-55,783	-158,248	4,469,780	0	4,469,780
Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0
Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0
Reserves	0	0	0	0	0	0	0	0	0	0	0
Dividends	0	0	0	0	0	0	0	0	0	0	0
Capital increase (decrease)	0	0	0	0	0	0	0	0	0	0	0
Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in Additional paid-in capital of shares	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in non-controlling interests	0	0	0	0	0	0	0	0	0	0	0
Other changes	0	0	2,320	0	0	0	0	0	2,320	0	2,320
Comprehensive income	0	0	0	0	0	0	657,871	84,270	742,141	0	742,141
Balance as of June 30, 2015	2,973,559	0	1,789,110	1	-114,789	38,250	602,088	-73,978	5,214,241	0	5,214,241

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE CODE: VOLAR	STATEMENTS OF CASH FLOWS	QUARTER: 02 YEAR: 2015

NEW YORK STOCK
EXCHANGE CODE: VLRS
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014
CONSOLIDATED
(Thousands of Mexican Pesos)
		Current year	Previous year
Ref	Account/Subaccount	Amount	Amount
OPERATING ACTIVITIES
50010000	Income (loss) before income tax	939,467	-590,266
50020000	+(-) Items not requiring cash	-15,708	-10,599
50020010	+ Estimate for the period	0	0
50020020	+ Provision for the period	0	0
50020030	+(-) Other unrealized items	-15,708	-10,599
50030000	+(-) Items related to investing activities	155,073	105,410
50030010	Depreciation and amortization for the period	228,053	118,333
50030020	(-)+ Gain or loss on sale of property, plant and equipment	-51,334	-2,614
50030030	+(-) Loss (reversal) impairment	0	0
50030040	(-)+ Equity in results of associates and joint ventures	0	0
50030050	(-) Dividends received	0	0
50030060	(-) Interest received	-21,646	-10,309
50030070	(-) Foreign exchange fluctuation	0	0
50030080	(-)+ Other inflows (outflows) of cash	0	0
50040000	+(-) Items related to financing activities	83,154	35,843
50040010	(+) Accrued interest	9,900	13,917
50040020	(+) Foreign exchange fluctuation	-100,352	7,114
50040030	(+) Financial Instruments	173,606	14,812
50040040	(-)+ Other inflows (outflows) of cash	0	0
50050000	Cash flows before income tax	1,161,986	-459,612
50060000	Cash flows from used in operating activities	734,342	365,588
50060010	+(-) Decrease (increase) in trade accounts receivable	-16,535	-26,998
50060020	+(-) Decrease (increase) in inventories	-18,666	-10,130
50060030	+(-) Decrease (increase) in other accounts receivable	-256,620	-332,494
50060040	+(-) Increase (decrease) in trade accounts payable	25,139	-27,593
50060050	+(-) Increase (decrease) in other liabilities	1,019,609	769,154
50060060	+(-) Income taxes paid or returned	-18,585	-6,351
50070000	Net cash flows from provided by (used in) operating activities	1,896,328	-94,024
Investing activities
50080000	Net cash flows from used in investing activities	-331,489	-442,945
50080010	(-) Permanent investments	0	0
50080020	+ Disposition of permanent investments	0	0
50080030	(-) Investment in property, plant and equipment	-639,994	-716,728
50080040	+ Sale of property, plant and equipment	318,834	276,762
50080050	(-) Temporary investments	0	0
50080060	+ Disposition of temporary investments	0	0
50080070	(-) Investment in intangible assets	-10,329	-2,979
50080080	+ Disposition of intangible assets	0	0
50080090	(-) Acquisitions of ventures	0	0
50080100	+ Dispositions of ventures	0	0
50080110	+ Dividend received	0	0
50080120	+ Interest received	0	0
50080130	+(-) Decrease (increase) advances and loans to third parts	0	0
50080140	-(+) Other inflows (outflows) of cash	0	0
Financing activities
50090000	Net cash flow from provided by financing activities	114,568	183,731
50090010	+ Financial debt	436,645	465,076
50090020	+ Stock market financing	0	0
50090030	+ Other financing	0	0
50090040	(-) Payments of financial debt amortization	-303,493	-267,677
50090050	(-) Stock market financing amortization	0	0
50090060	(-) Other financing amortization	0	0
50090070	+(-) Increase (decrease) in capital stock	0	0
50090080	(-) Dividends paid	0	0
50090090	+ Premium on issuance of shares	0	0
50090100	+ Contributions for future capital increases	0	0
50090110	(-) Interest expense	-18,584	-10,511
50090120	(-) Repurchase of shares	0	0
50090130	(-)+ Other inflows (outflows) of cash	0	-3,157

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE CODE: VOLAR	STATEMENTS OF CASH FLOWS	QUARTER: 02 YEAR: 2015

NEW YORK STOCK
EXCHANGE CODE: VLRS
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014
CONSOLIDATED
(Thousands of Mexican Pesos)

		Current year	Previous year
Ref	Account/Subaccount	Amount	Amount
50100000	Net increase (decrease) in cash and cash equivalents	1,679,407	-353,238
50110000	Net foreign exchange differences on the cash balance	83,461	-9,338
50120000	Cash and cash equivalents at beginning of period	2,264,857	2,450,773
50130000	Cash and cash equivalents at end of period	4,027,725	2,088.197

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
MEXICAN STOCK EXCHANGE CODE: VOLAR	S.A.B. DE C.V.	QUARTER: 02 YEAR: 2015
FINANCIAL STATEMENT NOTES
NEW YORK STOCK		PAGE 1/ 1
EXCHANGE CODE: VLRS
CONSOLIDATED

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES
(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At June 30, 2015 and December 31, 2014

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1. Corporate information

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico D.F.

Controladora and its subsidiaries (the “Company”), through Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes, or “SCT”) on May 9, 2005 initially for a period of five years and was extended by the SCT on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (“BMV”), and on September 18, 2013 it started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company’s Chief Executive Officer Enrique Beltranena and Chief Financial Officer Fernando Suárez on July 22, 2015.

Relevant events

On June 18, 2015, the Company through its subsidiary, Concesionaria, began operations in Central America (Guatemala).

2. Basis of preparation

The unaudited interim condensed consolidated financial statements for the three and six month periods ended 30 June 2015 and 2014 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2014 and 2013 and for the three year period ended December 31, 2014 as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”).

Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At June 30, 2015 and December 31, 2014, for accounting purposes the companies included in the consolidated financial statements are as follows:

Name	Principal	Country	% Equity interest
	Activities		June 30,	December 31,
			2015	2014
Concesionaria	Air transportation services for
	passengers, cargo and mail
	throughout Mexico and abroad	Mexico	100.00%	100.00%
Vuela Aviación, S.A.	Air transportation services for	Costa Rica	100.00%	-
	passengers, cargo and mail in Costa Rica and abroad
Vuela, S.A.	Air transportation services for			-
	passengers, cargo and mail in Guatemala and abroad	Guatemala	100.00%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100.00%	100.00%
Servicios Corporativos Volaris, S.A. de C.V.				100.00%
(“Servicios Corporativos”)	Recruitment and payroll	Mexico	100.00%
Servicios Administrativos Volaris, S.A. de C.V.		Mexico	100.00%	100.00%
(“Servicios Administrativos”)	Recruitment and Payroll
Servicios Operativos Terrestres Volaris, S.A. de C.V.	Recruitment and Payroll	Mexico	100.00%	-
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100.00%	100.00%
Irrevocable Administrative Trust number	Share administration trust	Mexico	100.00%	100.00%
F/307750 “Administrative Trust”
Irrevocable Administrative and Safeguard	Share administration trust	Mexico	100.00%	100.00%
Trust, denominated F/1405 “DAIIMX/VOLARIS”
Irrevocable Administrative Trust number	Share administration trust	Mexico	100.00%	100.00%
F/745291

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2014, except for the adoption of new standards and interpretations effective as of January 1, 2015. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

New standards

The following new International Financial Reporting Standards (“IFRS”) and amendments apply for the first time in 2015; however, they do not have a material impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014.

This amendment has no impact in the Company, since the Company has not defined any benefit plans with contributions from employees or third parties.

Annual Improvements 2010-2012 Cycle

These improvements are effective from annual periods beginning on or after July 1, 2014 and the Company has applied these amendments for the first time in these unaudited interim condensed consolidated financial statements. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

▪	A performance condition must contain a service condition

▪	A performance target must be met while the counterparty is rendering service

▪	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group

▪	A performance condition may be a market or non-market condition

▪	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied

This improvement has no impact on the Company, since the share based payments of the Company only include an implicit service condition and already consider that if an employee no longer renders service during the vesting period (due to an employee’s decision), the service condition is not met .

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

▪
An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’.

▪
The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

This amendment has no impact on the Company, since Company is managed as a single business unit that provides air transportation services and has not aggregated operating segments.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset.

This amendment has no impact on the “Company”, since the Company does not use the revaluation model included in IAS 16.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

This amendment has no impact on the Company, since it does not receive any management services from other entities.

Annual Improvements 2011-2013 Cycle

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9.

This scope has no impact on the Company, since it does not apply the portfolio exception in IFRS 13.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

These amendments are not expected to have a material impact on the Company.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets.

The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

3.  Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

4. Convenience translation

U.S. dollar amounts at June 30, 2015 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos at June 30, 2015, divided by an exchange rate of Ps.15.5676 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on June 30, 2015. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

6. Risk management

Financial risk management

The Company’s activities are exposed to different financial risks derived from exogenous variables which are not under their control but whose effects might be potentially adverse: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of these risks. The Company does not engage derivatives for trading or speculative purposes.

The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements. Also, since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management unit, which identifies and measures financial risk exposures, as well as design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers do include reference to jet fuel index, the Company is exposed to fuel price risk and its fuel price risk on its forecasted consumption volumes. Its jet fuel risk management policy aims to provide the Company with protection against increases in fuel prices. In pursuing this objective, the risk management policy allows the use of derivative financial instruments available on the OTC markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the six month periods ended June 30, 2015 and 2014 represented 32% and 39%, of the Company’s operating expenses, respectively.

Aircraft jet fuel consumed in the three month periods ended June 30, 2015 and 2014 represented 32% and 40%, of the Company’s operating expenses, respectively.

During the six month periods ended June 30, 2015 and 2014, the Company entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 11% and 15% of its fuel consumption, respectively, they are being accounted for as cash flow hedges ("CFH") that gave rise to a loss of Ps.128,330 and a gain of Ps.4,671, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within OCI while the effects to transforming into a fixed jet fuel prices by these hedges are presented as part of fuel costs when recognized in the unaudited interim condensed consolidated statements of operations.

During the three month periods ended June 30, 2015 and 2014, the Company entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 5% and 17% of its fuel consumption, respectively, they are being accounted for as CFH that gave rise to a loss of Ps.22,420 and a gain of Ps.2,280, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within OCI while the effects to transforming into a fixed jet fuel prices by these hedges are presented as part of fuel costs when recognized in the consolidated statements of operations.

As of June 30, 2015 and December 31, 2014, the fair value of the outstanding US Gulf Coast Jet Fuel 54 swaps designated to hedge a percentage of the Company´s projected consumption, was Ps.2,569 (corresponding to June 2015 settlement, which was paid on July 7 2015) and Ps. 169,622, respectively, and are presented as derivative financial instruments as current financial liabilities.

During the six month periods ended June 30, 2015, and for the last quarter of 2014, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge  a portion of the 2015 and 2016 projected consumption (as described in the tables below). Since the Company elected to early adopt IFRS 9 (2013) in 2014, which require the separation of the changes in fair value of these options attributable to the intrinsic value, from those changes due to extrinsic value, where the latter are considered as a cost of hedging associated to a transaction-related hedged item (a hedge of a portion of the future monthly purchases of jet fuel), therefore the Company reclassified these amounts recognized within a separate component of equity to profit or loss as a reclassification adjustment in the same period in which the expected jet fuel consumed volume affects the jet fuel purchase line item in profit and loss.

As of June 30, 2015 and December 31, 2014, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was Ps.258,162 and Ps.68,133, respectively, which was presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position.

As of June 30, 2015 and December 31, 2014 the amount of cost of hedging derived from the extrinsic value changes of these options, recognized in other comprehensive income, was Ps.33,304 and Ps.26,934, respectively, and will be recycled to the fuel cost throughout 2015 and until 2016, as these options expire on a monthly basis.

During the six month period ended June 30, 2015, the US Gulf Coast Jet Fuel 54 Asian call options hedged gave rise to a loss of Ps.22,857, which was recorded as part of the fuel expense.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the period:

	Position as of June 30, 2015
	Jet fuel Asian call option contracts maturities
	July – Dec 2015	2016
Notional volume in gallons (thousands)*	39,910	86,477
Strike price agreed rate per gallon	2.0658	1.9946
(U.S. dollars)**
Approximate percentage of hedge	47%	50%
(of expected consumption value)

* US Gulf Coast Jet 54 as underlying asset
** Weighted average

b)  Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities; when revenue or expense is denominated in a different currency from the Company’s functional currency (including the amounts payable arising from U.S. dollar denominated expenses and U.S. dollars linked expenses and payments). To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

During the six months period ended June 30, 2015, the Company did not enter into foreign exchange rate derivatives financial instruments.

The Company’s foreign exchange on and off-balance sheet exposure as of June 2015 and December 31, 2014 is as set forth below:

	Thousands of U.S. dollars
	June 30,		December 31,
	2015		2014
Assets:
Cash and cash equivalents	US$	140,418	US$	89,563
Other accounts receivable		9,993		3,613
Aircraft maintenance deposits paid to lessors		250,611		233,875
Deposits for rental of flight equipment		39,294		37,796
Collateral of derivative financial instruments		-		2,290
Derivative financial instruments		16,583		4,630
Pre-delivery payments*		114,613		105,056
Total assets		571,512		476,823

Liabilities:
Financial debt (Note 8)		93,665		84,786
Foreign suppliers		30,537		30,179
Taxes and fees payable		10,550		5,587
Derivative financial instruments		4,871		17,264
Total liabilities		139,623		137,816
Net foreign currency position	US$	431,889	US$	339,007

* These assets are included as part of rotable, spare parts, furniture and equipment, and therefore are not remeasured.

c)  Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a “cash flow hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in earnings.

At June 30, 2015 and December 31, 2014 the Company had outstanding hedging contracts in the form of interest rate swaps with notional amount of US$70,000 and fair value of Ps.73,245 and Ps.83,496, respectively, recorded in liabilities. For the six month periods ended June 30, 2015 and 2014, the reported loss on the interest rate swap was Ps.22,419 and Ps.19,483, respectively, which was recognized as part of rental expense in the unaudited interim condensed consolidated statements of operations.

For the three month periods ended June 30, 2015 and 2014, the reported loss on the interest rate swap was Ps.11,270 and Ps.9,700, respectively, which was recognized as part of rental expense in the unaudited interim condensed consolidated statements of operations.

d)  Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts. The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

e)  Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

7.  Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	At June 30,		At December 31,		At June 30,		At December 31,
	2015		2014		2015		2014
Assets
Derivative financial instruments	Ps.	258,162	Ps.	68,133	Ps.	258,162	Ps.	68,133

Liabilities
Financial debt*		(1,449,372)		(1,243,192)		(1,450,305)		(1,247,713)
Derivative financial instruments		(75,814)		(253,118)		(75,814)		(253,118)
Total	Ps.	(1,267,024)	Ps.	(1,428,177)	Ps.	(1,267,957)	Ps.	(1,432,698)

*Floating rate borrowing

The following table summarizes the fair value measurements at June 30, 2015:

	Fair value measurement
	Quoted prices		Significant		Significant
	in active		observable		unobservable
	markets		inputs		inputs
	Level 1		Level 2		Level 3		Total
Assets
Derivative financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	258,162	Ps.	-	Ps.	258,162

Liabilities
Derivative financial instruments:
Jet fuel swap contracts*		-		(2,569)		-		(2,569)
Interest rate swap contracts**		-		(73,245)		-		(73,245)

Liabilities for which fair values are
disclosed:
Interest-bearing loans and
borrowings**		-		(1,450,305)		-		(1,450,305)
Net	Ps.	-	Ps.	(1,267,957)	Ps.	-	Ps.	(1,267,957)

* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2014:

	Fair value measurement
	Quoted prices		Significant		Significant
	in active		observable		unobservable
	markets		inputs		inputs
	Level 1		Level 2		Level 3		Total
Assets
Derivative financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	68,133	Ps.	-	Ps.	68,133

Liabilities
Derivative financial instruments:
Jet fuel swap contracts*		-		(169,622)		-		(169,622)
Interest rate swap contracts**		-		(83,496)		-		(83,496)

Liabilities for which fair values are
disclosed:
Interest-bearing loans and
borrowings**		-		(1,247,713)		-		(1,247,713)
Net	Ps.	-	Ps.	(1,432,698)	Ps.	-	Ps.	(1,432,698)

* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the (loss) gain from derivative financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the six month periods ended June 30, 2015 and 2014.

Consolidated statements of operations

Instrument	Financial statements line	For the six month periods ended June 30,
		2015		2014
Jet fuel swap contracts	Fuel	Ps.	(128,330)	Ps.	4,671
Jet fuel Asian Call options contracts			(22,857)		-
	Fuel
Interest rate swap contracts	Aircraft and engine
	rent expense		(22,419)		(19,483)
Total		Ps.	(173,606)	Ps.	(14,812)

The following table summarizes the (loss) gain from derivative financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the three month periods ended June 30, 2015 and 2014.

Consolidated statements of operations

Instrument	Financial statements line	For the three month periods ended June 30,
		2015		2014
Jet fuel swap contracts	Fuel	Ps.	(22,420)	Ps.	2,280
Jet fuel Asian Call options contracts			(20,784)		-
	Fuel
Interest rate swap contracts	Aircraft and engine
	rent expense		(11,270)		(9,700)
Total		Ps.	(54,474)	Ps.	(7,420)

The following table summarizes the net (loss) gain on cash flow hedges before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income as of June 30, 2015 and December 31, 2014:

Consolidated statements of other comprehensive income

Instrument	Financial statements line	June 30, 2015		December 31, 2014
Jet fuel swap contract	OCI	Ps.	116,502	Ps.	(125,228)
Jet fuel Asian call options	OCI		(6,369)		(26,934)
Interest rate swap contracts	OCI		10,252		22,656
Total		Ps.	120,385	Ps.	(129,506)

8.  Financial assets and liabilities

At June 30, 2015 and December 31, 2014 the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)  Financial assets

	June 30, 2015		December 31, 2014
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	258,162	Ps.	68,133
Total derivative financial instruments at fair value	Ps.	258,162	Ps.	68,133

Presented on the consolidated statements of financial position as follows:
Current	Ps.	148,163	Ps.	62,679
Non-current	Ps.	109,999	Ps.	5,454
Total	Ps.	258,162	Ps.	68,133

b)  Financial debt

(i)	At June 30, 2015 and December 31, 2014, the Company’s short-term and long-term debt consists of the following:

		June 30,		December 31,
		2015		2014
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on December 1, 2016, bearing annual interest rate at the three-month LIBOR rate plus 2.50 percentage points from February 28, 2014 (2.65 percentage points before February 28, 2014)	Ps.	1,449,372	Ps.	1,243,192
II.	Accrued interest		8,780		4,678
			1,458,152		1,247,870
Less: Short-term maturities			1,283,789		823,071
Long-term		Ps.	174,363	Ps.	424,799

(ii) The following table provides a summary of the Company’s principal payments of debt obligations and accrued interest at June 30, 2015:

	July – December 2015		2016		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	613,161	Ps.	844,991	Ps.	1,458,152
Total	Ps.	613,161	Ps.	844,991	Ps.	1,458,152

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At June 30, 2015 and December 31, 2014, the Company was in compliance with the covenants under the above-mentioned loan agreements.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreements.

c)  Financial liabilities

	At June 30, 2015		At December 31, 2014
Derivative financial instruments designed as CFH (effective portion recognized within OCI):
Interest rate swap contracts	Ps.	73,245	Ps.	83,496
Jet Fuel Asian swap contracts		2,569		169,622
Total financial liabilities	Ps.	75,814	Ps.	253,118

Total current liability	Ps.	46,706	Ps.	210,650
Total non-current liability	Ps.	29,108	Ps.	42,468

9.  Related parties

a)      An analysis of balances due from/to related parties at June 30, 2015 and December 31, 2014 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transactions	Country of origin	At June 30, 2015	At December 31, 2014	Terms
Due to:
Aeromantenimiento, S.A.	Aircraft and engine maintenance	El Salvador	Ps. 12,965	Ps.559	30 days
Human Capital International HCI, S.A. de C.V.	Professional fees	Mexico	-	8	30 days
One Link, S.A. de C.V.	Other fees	El Salvador	6,700	-	30 days
			Ps. 19,665	Ps.567

For the six month periods ended June 30, 2015 and 2014 and for the three month periods ended June 30, 2015 and 2014, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b)	During the six month periods ended June 30, 2015 and 2014, the Company had the following transactions with related parties:

Related party transactions	Country of origin	During the six month periods ended June 30,
			2015	2014
Revenues:
Other commissions	Mexico	Ps.	-	Ps.	3,663
		Ps.	-	Ps.	3,663
Expenses:
Maintenance	El Salvador	Ps.	60,455	Ps.	104,460
Fees	Mexico		396		511
Other	El Salvador		6,700		-
		Ps.	67,551	Ps.	104,971

During the three month periods ended June 30, 2015 and 2014, the Company had the following transactions with related parties:

Related party transactions	Country of origin	During the three month periods ended June 30,
		2015		2014
Expenses:
Maintenance	El Salvador	Ps.	33,613	Ps.	46,841
Fees	Mexico		194		286
Other	El Salvador		6,700		-
		Ps.	40,507	Ps.	47,127

c)  Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena Mejicano, the Company´s Chief Executive Officer, and Rodolfo Montemayor Garza, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. During the six month periods ended June 30, 2015 and 2014 the Company expensed Ps.379 and Ps.450, respectively, for this concept.

During the three month periods ended June 30, 2015 and 2014 the Company expensed Ps.183 and Ps.225, respectively, for this concept.

d)  Directors and officers

During the six month periods ended June 30, 2015 and 2014, all of the Company´s senior managers received an aggregate compensation of short and long-term benefits of Ps.57,229 and Ps.22,975, respectively. Additionally, the cost of the long-term incentive plan and management incentive plan for the six month periods ended June 30, 2015 and 2014 was Ps.11,787 and Ps.164, respectively.

During the three month periods ended June 30, 2015 and 2014 the cost of the long-term incentive plan and management incentive plan was Ps.5,893 and Ps.164, respectively.

During the six month periods ended June 30, 2015 and 2014, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.1,309 and Ps.2,767, respectively, and the rest of the directors received a compensation of Ps.1,774 and Ps.2,048, respectively.

During the three month periods ended June 30, 2015 and 2014, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.595 and Ps.1,406, respectively, and the rest of the directors received a compensation of Ps.972 and Ps.1,338, respectively.

10. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

During the six month periods ended June 30, 2015 and 2014, the Company acquired assets by an amount of Ps.639,994 and Ps.716,728, respectively.

Assets by an amount of Ps.318,834 were disposed during the six month period ended June 30, 2015. This amount included reimbursements of pre-delivery payments for aircraft acquisition of Ps.262,448.

Assets by an amount of Ps.276,672 were disposed during the six month period ended June 30, 2014. During this period, the Company recorded reimbursements of pre-delivery payments for aircraft acquisition of Ps.268,278.

b) Depreciation expense

Depreciation expense for the six month periods ended June 30, 2015 and 2014 was Ps.212,943 and Ps.104,688, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

Depreciation expense for the three month periods ended June 30, 2015 and 2014 was Ps.118,195 and Ps.53,990, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

11.  Intangible assets, net

a) Acquisitions

During the six month periods ended June 30, 2015 and 2014, the Company acquired intangible assets by an amount of Ps.10,329 and Ps.2,979, respectively.

b) Amortization expense

Software amortization expense for the six month periods ended June 30, 2015 and 2014 was Ps.15,110 and Ps.13,645, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim consolidated statements of operations.

Software amortization expense for the three month periods ended June 30, 2015 and 2014 was Ps.6,689 and Ps.6,658, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim consolidated statements of operations.

12.  Operating leases

The most significant operating leases are as follows:

a) Aircraft and engine rent. At June 30, 2015, the Company leases 53 aircraft (50 as of December 31, 2014) and six spare engines under operating leases that have maximum terms through 2026. Rents are guaranteed by deposits in cash or letters of credit. The agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.
(ii)	Provide maintenance services to the equipment based on the approved maintenance program.
(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.
(iv)	Periodic submission of financial and operating information to the lessors.
(v)	Comply with the technical conditions relative to the return of aircraft.

As of June 30, 2015, December 31, 2014, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet, operating leases*:
Aircraft Type	Model	At June 30, 2015	At December 31, 2014
A319	132	6	6
A319	133	12	12
A320	233	30	28
A320	232	3	4
A321	200	2	-
		53	50

* Certain of the Company´s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the six month periods ended June 30, 2015, the Company incorporated four aircraft to its fleet (two of them based on the terms of the amended Airbus purchase agreement and two from a lessors aircraft order book), and returned one aircraft to the lessors. These new aircraft agreements were accounted for as operating leases.

During May 2015, the Company extended for a second time the lease term of one A319 for four months from May 2015 to September 2015.

In April 2015, the Company entered into 3 new A321CEO aircraft lease agreements, all from a lessor aircraft order book. The three A321CEO will be incorporated into the Company´s fleet during 2016.

During the year ended December 31, 2014, the Company incorporated eight aircraft to its fleet (three of them based on the terms of the original and amended Airbus purchase agreement and five from a lessors aircraft order book), and returned two aircraft to the lessors. These new aircraft agreements were accounted for as operating leases.

On November 26, 2014, the Company entered into two new aircraft lease agreement (A321CEO), both from the lessor aircraft order book. The A321CEO were incorporated to the Company´s fleet during April and May 2015.

During October 2014, the Company entered into 14 new aircraft lease agreement (all A320CEO). These aircraft are from the amendment Airbus purchase order. On November 2014 the Company received one of these aircraft, which was accounted for as operating lease. During first half of 2015 other two were received, one in February and the other in May 2015, which were accounted for as operating leases. The remaining 11 aircraft will be incorporated into the Company’s fleet during the rest of 2015 and 2016.

On February 13, 2014, the Company entered into 16 new aircraft lease agreements (10 A320NEO and 6 A321NEO), all from a lessor aircraft order book. The A320NEO will be incorporated into the Company’s fleet during 2016, 2017 and 2018, and the A321NEO will be incorporated into the Company’s fleet during 2017 and 2018.

Provided below is an analysis of future minimum aircraft rent payments in U.S. dollars and its equivalent to Mexican pesos:

	Operating leases
	in U.S. dollars		in Mexican pesos
July- December 2015	US$	96,603	Ps.	1,503,878
2016		179,951		2,801,405
2017		154,170		2,400,059
2018		136,219		2,120,601
2019		124,142		1,932,596
2020 and thereafter		486,987		7,581,226
Total	US$	1,178,072	Ps.	18,339,765

Such amounts are determined based on the stipulated rent contained within the agreements without considering renewals and on the prevailing exchange rate and interest rates at June 30, 2015.

During the six month periods ended June 30, 2015 and 2014 the Company entered into sale and leaseback transactions, resulting in a gain of Ps.52,357 and Ps.2,649, respectively, that were recorded under the caption other income in the consolidated statement of operations.

During the three month periods ended June 30, 2015 and 2014 the Company entered into sale and leaseback transactions, resulting in a gain of Ps.31,487 and Ps.16, respectively, that were recorded under the caption other income in the unaudited interim condensed consolidated statement of operations.

During the year ended December 31, 2011, the Company entered into sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred and is being amortized over the contractual lease term. As of June 30, 2015 and December 31, 2014 the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which are recorded in the caption of prepaid expenses and other current assets, and the non-current portion amounts to Ps.19,031 and Ps.20,554, respectively, which are recorded in the caption of other assets.

During the six month periods ended June 30, 2015 and 2014, the Company amortized a loss of Ps.1,523 and Ps.1,523, respectively, as additional aircraft rental expense.

During the three month periods ended June 30, 2015 and 2014, the Company amortized a loss of Ps.762 and Ps.762, respectively, as additional aircraft rental expense.

13.  Equity

a)
As of June 30, 2015 and December 31, 2014, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471
	24,180	1,011,852,497	1,011,876,677
Treasury shares		(20,866,797)	(20,866,797)
	24,180	990,985,700	991,009,880

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution. The Company’s revolving line of credit with Santander and Bancomext limit the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the six month periods ended June 30, 2015 and for the year ended December 31, 2014, the Company did not declare any dividends.

b)	Earnings per share

Basic earnings per share (“EPS”) amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table shows the calculations of the basic and diluted earnings per share for the six month periods ended June 30, 2015 and 2014, and for the three month periods ended June 30, 2015 and 2014.

	For the six month periods ended June 30,
	2015		2014
Net income (loss) for the period	Ps.	657,871	Ps.	(444,960)
Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS:
Basic		0.650		(0.440)
Diluted		0.650		(0.440)

	For the three month periods ended June 30,
	2015		2014
Net income (loss) for the period	Ps.	351,487	Ps.	(74,828)
Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS:
Basic		0.347		(0.074)
Diluted		0.347		(0.074)

14. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed consolidated statement of operations are:

Consolidated statement of operations

	For the six month periods ended June 30,				For the three month periods ended June 30,
	2015		2014		2015		2014
Current tax expense	Ps.	(570,483)	Ps.	(2,260)	Ps.	(238,179)	Ps.	-
Deferred income tax benefit		288,887		147,566		87,538		38,196
Total income tax (expense) benefit on profits	Ps.	(281,596)	Ps.	145,306	Ps.	(150,641)	Ps.	38,196

The Company’s effective tax rate during the six month periods ended June 30, 2015 and  2014 was 30% and 25%, respectively.

15.  Components of other comprehensive income (loss)

	For the six month periods ended June 30,
	2015		2014
Derivative financial instruments:
Gain (loss) of the not-yet matured fuel swap contracts during period	Ps.	116,502	Ps.	(1,612)
Extrinsic value changes on jet fuel Asian call options		(6,369)		-
Gain of the not-yet matured interest rate swap contracts		10,252		13,568
	Ps.	120,385	Ps.	11,956

	For the three month periods ended June 30,
	2015		2014
Derivative financial instruments:
Gain of the not-yet matured fuel swap contracts during period	Ps.	27,266	Ps.	5,560
Extrinsic value changes on jet fuel Asian call options		44,803		-
Gain of the not-yet matured interest rate swap contracts		7,682		5,185
	Ps.	79,751	Ps.	10,745

16.  Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos
2015	US$	24,047	Ps.	374,354
2016		34,122		531,198
2017		82,275		1,280,824
2018		119,883		1,866,291
2019		91,556		1,425,307
2020		25,691		399,947
	US$	377,574	Ps.	5,877,921

Litigation

a)
The Company and its CEO, CFO, certain of its current directors and certain of its former directors, are among the defendants in a putative class action commenced on February 24, 2015 in the United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to our September 2013 initial public offering. The complaint, which also names as defendants the underwriters of the IPO, generally alleges that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to the recognition of non-ticket revenue in violation of the federal securities laws, and seeks unspecified damages and rescission. Pavers and Road Builders Pension Fund was appointed as lead plaintiff for the action. The Company believes that the outcome of the proceedings to which we are currently a party will not, individually or in the aggregate, have a material adverse effect on the consolidated financial statements.

b)
The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

17.  Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	During the six month periods ended
	June 30, 2015		June 30, 2014
Operating revenues:
Domestic (Mexico)	Ps.	5,521,200	Ps.	4,491,400
International (USA and Central America)		2,346,297		1,592,352
Total operating revenues	Ps.	7,867,497	Ps.	6,083,752

	During the three month periods ended
	June 30, 2015		June 30, 2014
Operating revenues:
Domestic (Mexico)	Ps.	2,909,441	Ps.	2,480,925
International (USA and Central America)		1,189,826		827,469
Total operating revenues	Ps.	4,099,267	Ps.	3,308,394

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2015
INVESTMENTS IN ASSOCIATES AND JOINT
NEW YORK STOCK	VENTURES	CONSOLIDATED
EXCHANGE CODE: VLRS
(THOUSANDS OF MEXICAN PESOS)

			%	Total amount
Company name	Principal activity	Number of shares	Owner ship	Acquisition cost	Current value
Total investment in associates				0	0

Notes N/A

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2015

NEW YORK STOCK
EXCHANGE CODE: VLRS

	BREAKDOWN OF CREDITS	CONSOLIDATED

(THOUSANDS OF MEXICAN PESOS)

					Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
Credit type / institution	Foreign institution (Yes/No)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 Year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Banks
Foreign trade
Secured
Commercial banks
Banco Santander-Bancomext (1)	No	27/07/2011	01/12/2016	LIBOR +2.5%	0	0	0	0	0	0	604,381	670,628	174,363	0	0	0
Other
Total banks					0	0	0	0	0	0	604,381	670,628	174,363	0	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2015

NEW YORK STOCK
EXCHANGE CODE: VLRS

	BREAKDOWN OF CREDITS	CONSOLIDATED
(THOUSANDS OF MEXICAN PESOS)

					Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
Credit type/ institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 Year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Stock market
Listed stock exchange
Unsecured
Secured
Private placements
Unsecured
Secured
Total stock market listed in stock exchange and private placement					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
CODE: VOLAR	S.A.B. DE C.V.	QUARTER: 02	YEAR: 2015

NEW YORK STOCK
EXCHANGE CODE: VLRS	BREAKDOWN OF CREDITS	CONSOLIDATED
(THOUSANDS OF MEXICAN PESOS)

				Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
				Time interval						Time interval
Credit type / institution	Foreign institution (Yes/No)	Date of agreement	Expiration date	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current Year	Until 1 Year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Other current and non-current liabilities with cost
Total other current and non-current liabilities with cost				0	0	0	0	0	0	0	0	0	0	0	0

Suppliers
Landing, take-off and navigation	Not			228,972	0

Fuel	Not			81,391	0

Administrative expenses	Not			33,330	0

Technology and communication	Not			22,272	0

Sales, marketing and distribution	Not			21,899	0

Maintenance expenses	Not			13,012	0

Other services	Not			1,786	0

Maintenance expenses	Yes									43,576	0

Fuel	Yes									23,268	0

Aircraft and engine rent expenses	Yes									19,640	0

Technology and communication	Yes									19,124	0

Landing take-off and navigation	Yes									9,993	0

Administrative expenses	Yes									3,518	0

Sales, marketing and distribution	Yes									2,119	0

Other services	Yes									92	0

Total suppliers				402,662	0					121,330	0

Other current and non-current liabilities
Others	Not			3,289,360	0	84,121	39,620	15,382	21,848

Others	Yes									409,539	0	29,108	0	0	0
Total other current and non-current liabilities				3,289,360	0	84,121	39,620	15,382	21,848	409,539	0	29,108	0	0	0

General total				3,692,022	0	84,121	39,620	15,382	21,848	1,135,250	670,628	203,471	0	0	0
NOTES:
1.	Revolving line of credit to finance pre-delivery payments. The pre-delivery payments refer to pre-payments made to aircraft an engine manufactures during the manufacturing stage of the aircraft at June 30, 2015.
2.	The financial debt breakdown does not include interest payable at June 30, 2015.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR
MONETARY FOREIGN CURRENCY POSITION
NEW YORK STOCK
EXCHANGE CODE: VLRS

CONSOLIDATED
(THOUSANDS OF MEXICAN PESOS)

	Dollars		Other currencies
Foreign currency position (thousands of pesos)	Thousands of dollars	Thousands pesos	Thousands of dollars	Thousand pesos	Thousand pesos total

Assets	571,512	8,897,070	0	0	8,897,070

Current	191,984	2,988,730	0	0	2,988,730

Non- current (1)	379,528	5,908,340	0	0	5,908,340

Liabilities	129,073	2,009,349	0	0	2,009,349

Short - term(2)	116,003	1,805,878	0	0	1,805,878

Long -term	13,070	203,471	0	0	203,471

Net balance	442,439	6,887,721	0	0	6,887,721

Notes

U.S. dollar amounts at June 30, 2015 have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.15.5676 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on June 30, 2015.

(1) Non-current assets: Include pre-delivery payments, which are included as part of property, plant and equipment and therefore are not remeasured.

(2) At June 30, 2015 the Company includes in its monetary foreign currency position certain taxes and fees payable by an amount of USD$10,550.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR
	DEBT INSTRUMENTS		PAGE 1 / 2
NEW YORK STOCK			CONSOLIDATED
EXCHANGE CODE: VLRS

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

Revolving line of credit with Banco Santander (“México”), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”)

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i) Incur debt above a specified debt basket unless certain financial ratios are met.

ii) Create liens.

iii) Merge or acquire any other entity without the previous authorization of the Banks.

iv) Dispose of certain assets.

v) Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR
	DEBT INSTRUMENTS		PAGE 2 / 2
NEW YORK STOCK			CONSOLIDATED
EXCHANGE CODE: VLRS

ACTUAL SITUATION OF FINANCIAL LIMITED

In compliance

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR

NEW YORK STOCK	DISTRIBUTION OF REVENUE BY PRODUCT
EXCHANGE CODE: VLRS			CONSOLIDATED

TOTAL INCOME
(THOUSANDS OF MEXICAN PESOS)

	Net sales			Main
Main products or product line	Volume	Amount	Market share (%)	Trademarks	Customers
National income
Domestic (México)	0	5,521,200	0.00
Export income
International (1)	0	2,346,297	0.00
Income of subsidiaries abroad

Total	0	7,867,497

Notes

(1) International revenues include the United States and Central America.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR
ANALYSIS OF PAID CAPITAL STOCK
NEW YORK STOCK
EXCHANGE CODE: VLRS
CONSOLIDATED

CHARACTERISTICS OF THE SHARES

			Number of shares				Capital stock
Series	Nominal value	Valid coupon	Fixed portion	Variable portion	Mexican	Free subscription	Fixed (*)	Variable (*)
A	0.00000	0	3,224	877,852,982	0	0	9	2,579,714
B	0.00000	0	20,956	133,999,515	0	0	56	393,780
TOTAL			24,180	1,011,852,497	0	0	65	2,973,494

Total number of shares representing the paid in capital stock on the date of sending the information	1,011,876,677

Notes

(*) In thousands of Mexican pesos.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR
DERIVATIVE FINANCIAL INSTRUMENTS
NEW YORK STOCK
EXCHANGE CODE: VLRS
PAGE 1 / 1
CONSOLIDATED

Qualitative and quantitative information about the position of Derivative Financial Instruments of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (“Volaris” the “Company”) at June 30, 2015.

1)	Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks derived from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty on the financial markets and is intended to minimize potential adverse effects on net earnings and necessities of the Company’s working capital. Volaris uses derivative financial instruments only to mitigate part of these risks and does not have financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team that identifies and measures exposure to different financial risks. It is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance of the Company.

The Hedging Policy and processes related thereto are approved by diverse Company’s participants in accordance with the Corporate Governance. That Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by various committees. Additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. Compliance with the Hedging Policy and its procedures are subject to internal and external audits.

The Hedging Policy maintains a conservative position regarding derivative financial instrument, since it only allows instruments to be contracted that maintain an effective correlation with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). Accordingly, the Company’s objective is to give hedge accounting treatment to all derivative financial instruments.

Through the use of derivative financial instruments, Volaris aims to transfer a portion of the market risk to its financial counterparties; some of these are best described as follows:

1.
Fuel price fluctuation risk: Volaris’ contracts with its fuel suppliers make reference to the market prices of that input; therefore, it is exposed to an increase in its price. Volaris contracts derivative financial instruments to have protection against significant increases in the fuel price. Such instruments are contracted on the over-the-counter (“OTC”) market, with approved counterparties and within approved limits by the Hedging Policy. At the date of presenting this report, the Company uses Asian swaps and Asian options, with U.S. Gulf Coast Jet Fuel 54 as underlying asset. Asian instruments provide a more prefect offsetting due that the payoff takes into account the average price of the underlying asset considered in Volaris main fuel supplier. All derivative financial instruments qualified for hedge accounting.

2.
Foreign currency risk: The Company's exposure to the risk of variations in foreign exchange rates is mainly related  to the Company’s activities (that is  when revenues or expenses are denominated in a currency other than the Company´s functional currency). To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of presenting this report, the Company does not hold foreign exchange hedging position.

3.
Interest rate variation risk: The Company's exposure to the risk of changes in market interest rates is related primarily to the Company´s debt  and operating lease with variable interest rates. The Company contracts derivative financial instruments to hedge against a portion of that exposure. The Company uses interest rate swaps toward that end. Those instruments are recognized in hedge accounting in the item of hedged primary item.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits. It is reviewed and adjusted daily, based on the fair value of the derivative financial instrument position.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of nonperformance are not foreseen of the obligations of any of them. As of June 30, 2015, the Company has signed 9 ISDA agreements with financial institutions and maintained operations with 6 of them during the second quarter of 2015.

The Company only operates with the financial counterparties, with which it has an ISDA contract. Those contracts have a Credit Support Annex (“CSA”), which set forth credit conditions that define credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding off. The execution of derivative financial instruments is distributed among the different counterparties to prevent their exposure concentrated on a single counterparty and making more efficient use of the financial conditions of the different CASs, thereby minimizing potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented in the ISDA contracts under which Volaris operates. The Company uses the valuations received from the financial institutions that acted as a counterparty in the different derivative financial instruments. That fair value is compared with internally developed valuation techniques that use valid and recognized methodologies, through which the fair value of derivative financial instruments is estimated based on the levels and variables listed on the market of bench mark assets, using Bloomberg as the main source of information.

Based on International Financial Reporting Standards ("IFRS"), under which the Company prepares its financial statements, Volaris realizes prospective and retrospective effectiveness tests, as well as hedging files where derivative financial instruments are classified in accordance with the type of underlying asset (restated and monitored constantly). At the date of filing this report, all of the Company's financial derivative instruments are considered effective and, therefore, are classified to be recorded under hedge accounting assumptions.

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA contract. Those contracts have a Credit Support Annex ("CSA") section, which sets forth credit conditions.  Credit lines and guidelines for margin calls are stipulated therein, such as minimum amounts and rounding off. Contracting derivative financial instruments is distributed among the different counterparties with the intent to avoid that their exposure falls on a single counterparty, thereby making the use of the financial conditions of the different CSA more efficient. Moreover, the Company has internal recourses to meet the requirements related to derivative financial instruments.

4)	Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The Company's activities are exposed to various financial risks, mainly highlighted by fuel price risk, exchange rate fluctuation risk and changes in interest rate risk. During the second quarter of 2015, no significant change was identified that modified exposure to the risks described above, a situation that can change in the future.

5)	Quantitative information

At the date of this report, all the derivative financial instruments maintained by the Company qualify as hedge accounting; therefore, the changes in their fair value will only be the result of changes in the levels or prices of the underlying asset, and it will not modify the objective of the hedge for which it was initially contracted.

Summary of derivative financial instruments
At June 30, 2015
(Amounts stated in thousands of Mexican pesos)

Instrument	Hedging or other purposes	Notional amount / Nominal Value	Position is long or short	Underlying asset value			Fair Value (4)		Maturity	Collateral (5)
				Base	Current quarter (2Q15)	Prior quarter (1Q15)	Current quarter (2Q15)	Prior quarter (1Q15)
Interest rate swaps (1)	Hedge	USD $70.0M	Long	6M libor	0.44%	0.40%	-73,245	-80,926	Short-term: -44,137	-

									Long term: -29,108
Asian Fuel swaps (2)	Hedge	0 gallons	Long	Jet Fuel GC 54	USD $1.73 / Gal	USD $1.57 / Gal	-2,569*	-48,746*	Short term: -2,569
Asian Fuel options (3)	Hedge	102.2M gallons	Long	Jet Fuel GC 54	USD $1.73 / Gal	USD $1.57 / Gal	258,162	138,641	Short term: 148,163	-
									Long term: 109,999

*Fair value includes their respective settlement of the month, which is paid the 5 days after month end.

(1)	Information corresponding to two derivative financial instruments allocated to a single counterparty.

(2)	Information corresponding to 1 derivative financial instrument closed with1 counterparty.

(3)	Information corresponding to 165 derivative financial instruments closed with 3 counterparties.

(4)	Positions From the Company’s point of view.

(5)
The Company only operates with financial parties with which it has an ISDA contract. Those contracts have the Credit Support Annex (“CSA”) section that set forth credit conditions, in which credit lines are stipulated as well as guidelines for margin calls, such as minimum amounts and rounding off. The contracting of derivative financial instruments is distributed among the different counterparties with the intent of preventing their exposure from concentrating on a single counterparty, and making the use of financial conditions of the different CSAs more efficient, thereby minimizing potential margin calls.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 02	YEAR: 2015
CODE: VOLAR

NEW YORK STOCK
EXCHANGE CODE: VLRS
NOTES TO FINANCIAL STATEMENTS
CONSOLIDATED

11040000: At June 30, 2015 and December 31, 2014, this item is comprised mainly of recoverable taxes and other minor receivables.

The tax recoverable balances reported at June 30, 2015 and December 31, 2014 amount to Ps.56,501 and Ps.234,457, respectively.

11060060: At June 30, 2015 and December 31, 2014, this item is comprised mainly of maintenance deposits for flight equipment paid to lessors (maintenance reserves), in the amount of Ps.499,028 and Ps.505,744, respectively.

12030030: At June 30, 2015 and December 31, 2014, this item is comprised mainly of: i) flight equipment improvements (capitalized maintenance) in the amount of Ps. 1,360,315 and Ps. 1,187,914, respectively; ii) rotable spare parts amounting to Ps. 266,701 and Ps. 241,190, respectively, and iii) other minor assets.

12030050: At June 30, 2015 and December 31, 2014, this item is comprised mainly of predelivery payments for aircraft acquisitions in the amount of Ps. 1,584,875 and Ps. 1,396,008, respectively, and iii) other minor assets.

12060040: At June 30, 2015 and December 31, 2014, in this item is presented the software.

12080050: At June 30, 2015, this item mainly includes maintenance deposits (maintenance reserves) and security deposits for flight equipment paid to lessors in the amount of Ps. 3,402,374 and Ps. 611,721, respectively.

At December 31, 2014, this item mainly includes maintenance deposits (maintenance reserves) and security deposits for flight equipment paid to lessors in the amount of Ps. 2,936,428 and Ps. 556,275, respectively.

21050020: At June 30, 2015 and December 31, 2014, certain taxes, rights, and tariffs are presented in this reference, which include value added tax, federal public transportation tax, federal charges for security review, charges for the use of airport facilities and taxes related to international arrivals and departures that the Company charges passengers in behalf of governmental entities and airports. These taxes, rights and tariffs are paid to those entities periodically.

21060080: At June 30, 2015, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps. 1,276,070 and Ps. 19,665, respectively.

At December 31, 2014, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps. 1,121,541 and Ps. 567, respectively.

30050000: At June 30, 2015 and December 31, 2014, the long term incentive plan cost is presented in this item.

30070000: At June 30, 2015 and December 31, 2014, the treasury shares value is presented exclusively in this item.

50040020: This item includes the exchange effect of cash and cash equivalents and the financial debt.

50080040: This item includes pre-delivery payments reimbursements for the aircraft acquisitions.

Volaris Reports Strong Second Quarter 2015: 31% Adjusted EBITDAR Margin, 9% Operating Margin

Mexico City, Mexico, July 27, 2015 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announced its financial results for the second quarter 2015.

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).

Second Quarter 2015 Highlights

■	Total operating revenues were Ps.4,099 million for the second quarter, an increase of 23.9% year over year.
■	Non-ticket revenues increased 48.3% for the second quarter year over year to Ps.977 million. Non-ticket revenue per passenger increased 23.2% to Ps.339 for the second quarter.
■	Total operating revenue per available seat mile (TRASM) rose to Ps.123.0 cents for the second quarter, an increase of 8.7% year over year.
■	Operating expenses per available seat mile (CASM) decreased 3.3% for the second quarter year over year to Ps.112.5 cents.
■	Adjusted EBITDAR for the second quarter was Ps.1,281 million, an increase of 115.3% year over year with an Adjusted EBITDAR margin of 31.2%, a margin expansion of 13.2 percentage points.
■	Operating income reached Ps.349 million with an operating margin of 8.5% for the second quarter, a year over year operating margin improvement of 11.4 percentage points.
■	Net income was Ps.351 million (Ps.0.35 per share / US$0.22 per ADS) with a net margin of 8.6% for the second quarter, a year over year net margin improvement of 10.9 percentage points.
■
During the second quarter the net increase of cash and cash equivalents was Ps.872 million mainly driven by cash flow from operating activities of Ps.947 million. Unrestricted cash and cash equivalents was Ps.4,028 million, representing 25.5% of the last twelve month total operating revenues.

Volaris´ CEO Enrique Beltranena commented: “During the second quarter we continued to see improving market dynamics driven by solid demand and growing customer acceptance of the Volaris ULCC model. We continue to drive our growth through an expanding international presence while maintaining cost discipline and executing our business plan that is focused on generating shareholder value.”

Improving Although Still Volatile Macroeconomic Environment

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

■	The Mexican macroeconomic environment:
o	GDP growth for the first quarter 2015 of 2.5% year over year.
o	Consumer confidence increased 1.2%, 1.4% and 4.1% year over year in April, May and June of 2015, respectively.
o	The Mexican General Economic Activity Indicator (IGAE) increased 1.5% year over year in May of 2015.

■
Exchange rate volatility: The Mexican peso depreciated 17.7% year over year against the US dollar, as the exchange rate devalued from an average of Ps.13.00 pesos per US dollar in the second quarter 2014 to Ps.15.31 pesos per US dollar during the second quarter 2015.

■	Lower fuel prices: The average economic fuel cost per gallon decreased 21.3% year over year in the second quarter 2015 to Ps.31.01 per gallon.

■	Air traffic volume increase: The Mexican DGAC reported an overall passenger volume growth for Mexican carriers of 13.6% from January to May 2015 year over year.

Focus on Non-Ticket Revenue Growth and Revenue Management Results in Unit Revenue Improvement

■
Unit revenue improvement and capacity management: TRASM and yield increased 8.7% and 1.7% for the second quarter year over year, respectively, as a result of a stable domestic and international fare environment. Domestic capacity grew 7.3%, reflecting increasing market demand and supporting yield recovery, while international capacity increased 34.6%.

■
Non-ticket revenues growth: Non-ticket revenues per passenger increased 23.2% year over year for the second quarter, as the company refined the ancillary combos, implemented new commission based products in the booking flow and introduced new a la carte products. In addition, we also see improved performance of the cobranded credit card improved.

■	New routes launch: In the second quarter, Volaris launched seven new routes (three domestic and four international).

Second Quarter Operating Revenues: Directed Growth while Managing Capacity for Profitability Delivers Solid Traffic and Revenue Results

Volaris booked 2.9 million passengers in the second quarter of 2015, a 20.4% year over year growth rate. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 15.8%. Volaris’ passenger market share among Mexican carriers was 23.4% in both domestic and international markets, the second largest share.

Volaris’ total operating revenues were Ps.4,099 million in the second quarter, an increase of 23.9% year over year. Non-ticket revenue and non-ticket revenue per passenger reached Ps.977 million and Ps.339, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Maintaining Cost Discipline: Fuel Savings Combined With Other Efficiencies Offset Exchange Rate Pressures

In the second quarter, Volaris experienced pressures in US-dollar denominated costs such as aircraft rents, international airport costs, and maintenance expenses due to the depreciation of the Mexican peso.

Despite these challenges, the CASM for the second quarter was Ps.112.5 cents, a 3.3% decrease compared to the second quarter 2014, mainly driven by lower fuel prices and efficiencies achieved in landing, take-off and navigation expenses and in salaries and benefits. On a US dollar basis, CASM in the second quarter decreased 19.1% compared to the same period in 2014.

Young and Fuel Efficient Fleet

As of June 30, 2015, the Company´s fleet was comprised of 53 aircraft (33 A320s, 18 A319s and 2 A321s), with an average age of 4.3 years. Volaris expects to end 2015 with 55 aircraft.

Strong Cash Flow Generation, Solid Balance Sheet and Good Liquidity

The net increase of cash and cash equivalents was Ps.872 million during the second quarter, mainly driven by the resources provided by operating activities of Ps.947 million.

As of June 30, 2015, Volaris had a record balance of Ps.4,028 million in unrestricted cash and cash equivalents, representing 25.5% of the last twelve month operating revenues. Volaris recorded negative net debt (or a positive net cash position) of Ps.2,570 million and total equity of Ps.5,214 million.

During the second quarter, Volaris incurred capital expenditures of Ps.281 million, which included pre-delivery payments for acquisition of aircraft of Ps.316 million and rotable spare parts, furniture and equipment and intangibles assets of Ps.127 million. These acquisitions were partially offset by reimbursments of aircraft pre-delivery payments of Ps.131 million, and proceeds from disposals of rotable spare parts, furniture and equipment of Ps.31 million.

Active in Fuel Risk Management

Volaris has continued to remain active in its fuel risk management program. Volaris hedged 44% of its second quarter fuel consumption at an average strike price of US $2.15 per gallon, which combined with the 56% unhedged consumption, resulted in a blended average economic fuel cost of US$1.99 per gallon for the quarter.

Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Analyst Coverage

Firm	Analyst
Barclays	Benjamin M. Theurer
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
Imperial Capital	Bob McAdoo
Itaù Unibanco	Renato Salomone
Morgan Stanley	Ricardo Alves
Santander	Pedro Balcao
UBS	Rodrigo Fernandes

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Conference Call/Webcast Details:
Volaris will conduct a conference call to discuss these results on June 28, 2015, at 9:00 a.m. EDT (8:00 a.m. Mexico City). A live audio webcast of the conference call will be available to the public on a listen-only basis at http://ir.volaris.com

About Volaris:
Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 140 and its fleet from four to 53 aircraft. Volaris offers more than 240 daily flight segments on routes that connect 39 cities in Mexico, 21 cities in the United States and 2 in Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

Forward-looking Statements:
Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. When used in this release, the words "expects," "estimates," "plans," "anticipates," "indicates," "believes," "forecast," "guidance," "outlook," "may," "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

Investor Relations Contact:
Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:
Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended June 30, 2015 (US Dollars)*	Three months ended June 30, 2015	Three months ended June 30, 2014	Variance (%)
Total operating revenues (millions)	263	4,099	3,308	23.9%
Total operating expenses (millions)	241	3,750	3,403	10.2%
EBIT (millions)	22	349	(95)	NA
EBIT margin	8.5%	8.5%	(2.9%)	11.4pp
Adjusted EBITDA (millions)	30	474	(34)	NA
Adjusted EBITDA margin	11.6%	11.6%	(1.0%)	12.6 pp
Adjusted EBITDAR (millions)	82	1,281	595	>100%
Adjusted EBITDAR margin	31.2%	31.2%	18%	13.2 pp
Net income (loss) (millions)	23	351	(75)	NA
Net margin	8.6%	8.6%	(2.3%)	10.9 pp
Earnings (loss) per share:
Basic	0.02	0.35	(0.07)	NA
Diluted	0.02	0.35	(0.07)	NA
Earnings (loss) per ADS:
Basic	0.22	3.47	(0.74)	NA
Diluted	0.22	3.47	(0.74)	NA
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions)(1)	-	3,332	2,923	14.0%
Domestic	-	2,364	2,203	7.3%
International	-	969	720	34.6%
Revenue passenger miles (RPMs) (millions)(1)	-	2,764	2,386	15.8%
Domestic	-	1,944	1,764	10.2%
International	-	820	622	31.9%
Load factor(2)	-	82.9%	81.6%	1.3 pp
Domestic	-	82.2%	80.1%	2.1 pp
International	-	84.5%	86.4%	(1.9) pp
Total operating revenue per ASM (TRASM) (cents) (1)	7.9	123.0	113.2	8.7%
Passenger revenue per ASM (RASM) (cents) (1)	6.0	93.7	90.6	3.4%
Passenger revenue per RPM (Yield) (cents) (1)	7.3	113.0	111.0	1.7%
Average fare(2)	69.8	1,087	1,107	(1.8%)
Non-ticket revenue per passenger(1)	21.8	339	275	23.2%
Non-ticket revenue excluding cargo per passenger(1)	20.7	323	252	28.3%
Operating expenses per ASM (CASM) (cents) (1)	7.2	112.5	116.4	(3.3%)
Operating expenses per ASM (CASM) ( US cents) (1)	-	7.2*	8.9**	(19.1%)
CASM ex-fuel (cents) (1)	4.9	76.3	70.4	8.3%
CASM ex-fuel (US cents) (1)	-	4.9*	5.4**	(9.3%)
Booked passengers (thousands) (1)	-	2,880	2,393	20.4%
Departures(1)	-	21,187	18,498	14.5%
Block hours(1)	-	55,067	48,801	12.8%
Fuel gallons consumed (millions)	-	39.0	34.1	14.2%
Average economic fuel cost per gallon	1.99	31.01	39.40	(21.3%)
Aircraft at end of period	-	53	48	10.4%
Average aircraft utilization (block hours)	-	12.5	12.4	1.0%
Average exchange rate	-	15.31	13.00	17.7%
*Convenience translation to period-end U.S. dollars (Ps.15.5676). **Convenience translation to period-end U.S. dollars (Ps.13.0323) (1)Includes schedule + charter (2)Includes schedule

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Six months ended June 30, 2015 (US Dollars)*	Six months ended June 30, 2015	Six months ended June 30, 2014		Variance (%)
Total operating revenues (millions)	505	7,867	6,084		29.3%
Total operating expenses (millions)	461	7,172	6,667		7.6%
EBIT (millions)	45	695	(583)		NA
EBIT margin	8.8%	8.8%	(9.6%	)	18.4 pp
Adjusted EBITDA (millions)	59	923	(465)		NA
Adjusted EBITDA margin	11.7%	11.7%	(7.6%	)	19.3 pp
Adjusted EBITDAR (millions)	160	2,485	757		>100%
Adjusted EBITDAR margin	31.6%	31.6%	12.4%		19.2 pp
Net income (loss) (millions)	42	658	(445)		NA
Net margin	8.4%	8.4%	(7.3%)		15.7 pp
Earnings (loss) per share:
Basic	0.04	0.65	(0.44)		NA
Diluted	0.04	0.65	(0.44)		NA
Earnings (loss) per ADS:
Basic	0.42	6.50	(4.40)		NA
Diluted	0.42	6.50	(4.40)		NA
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677		0.00%
Diluted	-	1,011,876,677	1,011,876,677		0.00%
Available seat miles (ASMs) (millions)(1)	-	6,375	5,665		12.5%
Domestic	-	4,489	4,247		5.7%
International	-	1,886	1,418		33.0%
Revenue passenger miles (RPMs) (millions)(1)	-	5,199	4,600		13.0%
Domestic	-	3,663	3,403		7.6%
International	-	1,536	1,197		28.4%
Load factor(2)	-	81.5%	81.2%		0.3 pp
Domestic	-	81.6%	80.1%		1.5 pp
International	-	81.3%	84.4%		(3.1) pp
Total operating revenue per ASM (TRASM) (cents) (1)	7.9	123.4	107.4		14.9%
Passenger revenue per ASM (RASM) (cents) (1)	6.1	94.8	86.7		9.4%
Passenger revenue per RPM (Yield) (cents) (1)	7.5	116.3	106.8		8.9%
Average fare(2)	72	1,123	1,078		4.2%
Non-ticket revenue per passenger(1)	21.7	338	258		31.3%
Non-ticket revenue excluding cargo per passenger(1)	20.6	321	231		38.8%
Operating expenses per ASM (CASM) (cents) (1)	7.2	112.5	117.7		(4.4%)
Operating expenses per ASM (CASM) ( US cents) (1)	-	7.2*	9.0**		(20.0%)
CASM ex-fuel (cents) (1)	4.9	77.1	71.2		8.2%
CASM ex-fuel (US cents) (1)	-	4.9*	5.5**		(9.4%)
Booked passengers (thousands) (1)	-	5,391	4,554		18.4%
Departures(1)	-	40,500	35,321		14.7%
Block hours(1)	-	105,763	94,051		12.5%
Fuel gallons consumed (millions)	-	74.3	65.7		13.1%
Average economic fuel cost per gallon	1.95	30.40	40.06		(24.1%)
Aircraft at end of period	-	53	48		10.4%
Average aircraft utilization (block hours)	-	12.3	12.4		(0.9%)
Average exchange rate	-	15.12	13.12		15.3%
*Convenience translation to period-end U.S. dollars (Ps.15.5676). **Convenience translation to period-end U.S. dollars (Ps.13.0323) (1)Includes schedule + charter (2)Includes schedule

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended June 30, 2015 (US Dollars)*	Three months ended June 30, 2015	Three months ended June 30, 2014	Variance (%)
Operating revenues:
Passenger	201	3,122	2,649	17.8%
Non-ticket	63	977	659	48.3%
	263	4,099	3,308	23.9%

Other operating income	(2)	(37)	(1)	>100%
Fuel	78	1,209	1,345	(10.1%)
Aircraft and engine rent expense	52	807	629	28.2%
Landing, take-off and navigation expenses	39	607	526	15.4%
Salaries and benefits	29	448	390	14.9%
Sales, marketing and distribution expenses	15	232	195	19.1%
Maintenance expenses	13	198	148	34.1%
Other operating expenses	10	162	110	46.8%
Depreciation and amortization	8	125	61	>100%
Operating expenses	241	3,750	3,403	10.2%

Operating income (loss)	22	349	(95)	NA

Finance income	1	12	5	>100%
Finance cost	-	(6)	(9)	(34.3%)
Exchange gain (loss), net	9	146	(15)	NA
Comprehensive financing result	10	153	(18)	NA

Income (loss) before income tax	32	502	(113)	NA
Income tax (expense) benefit	(10)	(151)	38	NA
Net income (loss)	23	351	(75)	NA

Attribution of net income (loss):
Equity holders of the parent	23	351	(75)	NA
Non-controlling interest	-	-	-	-
Net income (loss)	23	351	(75)	NA
*Peso amounts were converted to U.S. dollars at the rate of Ps.15.5676 for convenience purposes only.
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Six months ended June 30, 2015 (US Dollars)*	Six months ended June 30, 2015	Six months ended June 30, 2014	Variance (%)
Operating revenues:
Passenger	388	6,044	4,910	23.1%
Non-ticket	117	1,823	1,173	55.4%
	505	7,867	6,084	29.3%

Other operating income	(4)	(61)	(4)	>100%
Fuel	145	2,260	2,632	(14.1%)
Aircraft and engine rent expense	100	1,562	1,222	27.8%
Landing, take-off and navigation expenses	76	1,180	1,046	12.9%
Salaries and benefits	56	872	779	12.0%
Sales, marketing and distribution expenses	29	448	352	27.0%
Maintenance expenses	24	379	306	23.9%
Other operating expenses	20	304	215	41.2%
Depreciation and amortization	15	228	118	92.7%
Operating expenses	461	7,172	6,667	7.6%

Operating income (loss)	45	695	(583)	NA

Finance income	1	22	10	>100%
Finance cost	(1)	(10)	(14)	(28.9%)
Exchange gain (loss), net	15	233	(4)	NA
Comprehensive financing result	16	244	(7)	NA

Income (loss) before income tax	60	939	(590)	NA
Income tax (expense) benefit	(18)	(282)	145	NA
Net income (loss)	42	658	(445)	NA

Attribution of net income (loss)
Equity holders of the parent	42	658	(445)	NA
Non-controlling interest	-	-	-	-
Net income (loss)	42	658	(445)	NA
*Peso amounts were converted to U.S. dollars at the rate of Ps.15.5676 for convenience purposes only.
]

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Financial Position

(In millions of Mexican pesos)	June 30, 2015 Unaudited (US Dollars)*	June 30, 2015 Unaudited	December 31, 2014 Audited
Assets
Cash and cash equivalents	259	4,028	2,265
Accounts receivable	18	287	449
Inventories	10	158	140
Prepaid expenses and other current assets	21	324	228
Financial instruments	10	148	63
Guarantee deposits	34	535	545
Total current assets	352	5,479	3,689
Rotable spare parts, furniture and equipment, net	155	2,411	2,223
Intangible assets, net	4	68	73
Financial instruments	7	110	5
Deferred income tax	40	627	328
Guarantee deposits	258	4,022	3,541
Other assets	2	29	46
Total non-current assets	467	7,267	6,216
Total assets	819	12,746	9,905
Liabilities
Unearned transportation revenue	151	2,343	1,421
Accounts payable	35	544	506
Accrued liabilities	82	1,276	1,122
Taxes and fees payable	102	1,594	677
Financial instruments	3	47	211
Financial debt	82	1,284	823
Other liabilities	-	5	9
Total short-term liabilities	456	7,092	4,768
Financial instruments	2	29	42
Financial debt	11	174	425
Accrued liabilities	8	127	144
Other liabilities	2	25	21
Employee benefits	1	9	8
Deferred income taxes	5	75	27
Total long-term liabilities	28	440	667
Total liabilities	484	7,532	5,435
Equity
Capital stock	191	2,974	2,974
Treasury shares	(7)	(115)	(115)
Contributions for future capital increases	-	-	-
Legal reserve	2	38	38
Additional paid-in capital	115	1,789	1,787
Accumulated incomes (losses)	39	602	(56)
Accumulated other comprehensive losses	(5)	(74)	(158)
Total equity	335	5,214	4,470
Total liabilities and equity	819	12,746	9,905

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677
*Peso amounts were converted to U.S. dollars at the rate of Ps.15.5676 for convenience purposes only.
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended June 30, 2015 (US Dollars)*	Three months ended June 30, 2015	Three months ended June 30, 2014

Net cash flow provided by (used in) operating activities	61	947	(8)
Net cash flow used in investing activities	(18)	(281)	(215)
Net cash flow provided by financing activities	10	151	85
Increase (decrease) in cash and cash equivalents	53	817	(139)
Net foreign exchange differences	4	55	(13)
Cash and cash equivalents at beginning of period	203	3,156	2,240
Cash and cash equivalents at end of period	259	4,028	2,088
*Peso amounts were converted to U.S. dollars at the rate of Ps.15.5676 for convenience purposes only.

Unaudited (In millions of Mexican pesos)	Six months ended June 30, 2015 (US Dollars)*	Six months ended June 30, 2015	Six months ended June 30, 2014

Net cash flow provided by (used in) operating activities	122	1,896	(94)
Net cash flow used in investing activities	(21)	(331)	(443)
Net cash flow provided by financing activities	7	115	184
Increase (decrease) in cash and cash equivalents	108	1,679	(353)
Net foreign exchange differences	5	83	(9)
Cash and cash equivalents at beginning of period	145	2,265	2,451
Cash and cash equivalents at end of period	259	4,028	2,088
*Peso amounts were converted to U.S. dollars at the rate of Ps.15.5676 for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.